

January 18, 2011

Mr. Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

Re: **Berkshire Hills Bancorp, Inc.**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed January 12, 2011
            File No. 333-170798

Dear Mr. Daly:

        We have limited our review of your amended registration statement to those portions that relate to our comments dated December 16, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proxy/Prospectus Cover Page

1.   We reissue our prior comment 1 to revise the third paragraph inform holders that to perfect dissenters/appraisal rights they must either vote against the merger *or not send in a proxy*. In addition, make similar disclosure in the Rome "Notice of Special Meeting of Stockholders".

<u>Q&A, page 2</u>

2.   We reissue our prior comment 2 to revise your disclosure to substitute the current language with something similar to "either return a proxy voting against the merger *or not return the proxy*".

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any questions.

                        Sincerely,

                        Michael Clampitt
                        Senior Attorney

cc.   (facsimile only)
         Marc Levy, Esq.
         Luse Gorman Pomerenk & Schick LLP
         (202) 362-2902